Exhibit 99.1

NOTICE OF
SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 21, 2023

To the shareholders and ADS holders of Can-Fite BioPharma Ltd. (the “Company”):

Notice is hereby given that Special General Meeting of Shareholders will be held on Tuesday, February 21, 2023, at 3:00 p.m. Israel time at our offices, 10 Bareket Street, Petach Tikva, Israel.

The agenda of the special meeting will be as follows:

1. To approve a renewed version of the Company’s Compensation Policy, in accordance with the requirements of the Israeli Companies Law 5759-1999 (the “Companies Law”), for a period of three years.

2. To cancel the par value of the Company’s ordinary shares, such that the Company’s authorized share capital will be equal to NIS 1,250,000,000 divided into 5,000,000,000 ordinary shares with no par value, and to amend the Company’s articles of association accordingly.

Only shareholders and holders of ordinary shares represented by American Depositary Shares at the close of business on January 19, 2023, are entitled to notice of, and to vote at, the special meeting and any adjournment or postponement thereof. You are cordially invited to attend the special meeting in person.

If you are unable to attend the special meeting in person, you are requested to complete, date and sign the enclosed proxy and to return it promptly in the pre-addressed envelope provided. Shareholders who attend the special meeting may revoke their proxies and vote their shares in person.

Beneficial owners who hold ordinary shares through members of the Tel Aviv Stock Exchange, or the TASE, may either vote their shares in person at the special meeting by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares on the Record Date, or send such certificate along with a duly executed proxy (in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to us at 10 Bareket Street, Kiryat Matalon, PO Box 7537, Petach Tikva, 4951778, Israel Attention: Chief Financial Officer.

By Order of the Board of Directors

/s/ Ilan Cohen
Chairman of the Board
January 13, 2023

10 Bareket Street, Kiryat Matalon
PO Box 7537
Petach Tikva 4951778
Israel

PROXY STATEMENT

FOR SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 21, 2023

This Proxy Statement is furnished to our holders of ordinary shares, par value NIS 0.25 per share and holders of our ordinary shares that are represented by American Depository Shares, or ADSs, in connection with the Special General Meeting of Shareholders, to be held on Tuesday, February 21, 2023, at 3:00 p.m. Israel time at our offices, 10 Bareket Street, Petach Tikva, Israel, or at any adjournments thereof.

Throughout this Proxy Statement, we use terms such as “Can-Fite”, “we”, “us”, “our” and the “Company” to refer to Can-Fite BioPharma Ltd. and terms such as “you” and “your” to refer to our shareholders and ADS holders.

Agenda Items

The agenda of the special meeting will be as follows:

1. To approve a renewed version of the Company’s Compensation Policy, in accordance with the requirements of the Israeli Companies Law 5759-1999 (the “Companies Law”), for a period of three years.

2. To cancel the par value of the Company’s ordinary shares, such that the Company’s authorized share capital will be equal to NIS 1,250,000,000 divided into 5,000,000,000 ordinary shares with no par value, and to amend the Company’s articles of association accordingly.

We currently are unaware of any other matters that may be raised at the special meeting. Should any other matters be properly raised at the special meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” each of the proposals on the agenda.

Who Can Vote

Only shareholders and ADS holders at the close of business on January 19, 2023, shall be entitled to receive notice of and to vote at the special meeting.

How You Can Vote

You can vote your ordinary shares by attending the special meeting. If you do not plan to attend the special meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a Tel Aviv Stock Exchange, or TASE, member) and shares underlying ADSs that you hold. Record holders of shares will receive proxy cards. Holders of shares in “street name” through a TASE member will also vote via a proxy card, but through a different procedure (as described below). Holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record, you can submit your vote by completing, signing and submitting a proxy card, which has been published at www.magna.isa.gov.il and www.maya.tase.co.il and which will be accessible at the “Investor Information” portion of our website, as described below under “Shareholder Meetings”.

Please follow the instructions on the proxy card.

Shareholders Holding in “Street Name” through the TASE

If you hold ordinary shares in “street name,” that is, through a bank, broker or other nominee that is admitted as a member of the TASE, your shares will only be voted if you provide instructions to the bank, broker or other nominee as to how to vote, or if you attend the special meeting in person.

If voting by mail, you must sign and date a proxy card in the form filed by us on MAGNA on January 13, 2023 and attach to it a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares on the Record Date, and return the proxy card, along with the proof of ownership certificate, to us, as described in the instructions available on MAGNA.

If you choose to attend the special meeting (where ballots will be provided), you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the Record Date.

Holders of ADSs

Under the terms of the Deposit Agreement between the Company, The Bank of New York Mellon, as depositary, or BNY Mellon, and the holders of our ADSs, BNY Mellon shall endeavor (insofar as is practicable) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to BNY Mellon. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by BNY Mellon from any holder of ADSs (whether held directly by a beneficial holder or in “street name”) with respect to any of the shares represented by the ADSs on or before the date established by BNY Mellon for such purpose, BNY Mellon shall not vote or attempt to vote the shares represented by such ADSs.

Multiple Record Shareholders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold ADSs in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which ADSs are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

Our Board of Directors urges you to vote your shares so that they will be counted at the special meeting or at any postponements or adjournments of the special meeting.

Solicitation of Proxies

By appointing “proxies”, shareholders and ADS holders may vote at the special meeting whether or not they attend. If a properly executed proxy in the attached form is received by us at least 48 hours prior to the special meeting (and received by BNY Mellon no later than the date indicated on the voting instruction card, in the case of ADS holders), all of the shares represented by the proxy shall be voted as indicated on the form or, if no preference is noted, shall be voted in favor of the matter described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the special meeting or any adjournment thereof. Shareholders and ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with us (in the case of holders of ordinary shares) or with BNY Mellon (in the case of holders of ADSs), a written notice of revocation or duly executed proxy bearing a later date.

Proxies are being distributed to shareholders and ADS holders on or about January 13, 2023. Certain officers, directors, employees, and agents of ours, none of whom will receive additional compensation therefore, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares and ADSs.

To the extent you would like to submit a position statement with respect to any of the proposals described in this proxy statement pursuant to the Companies Law, 5759-1999 (the “Israeli Companies Law”), you may do so by delivery of appropriate notice to our offices (Attention: Chief Financial Officer) located at 10 Bareket Street, Kiryat Matalon, PO Box 7537, Petach Tikva 4951778, Israel, not later than ten days before the convening of the special meeting (i.e., February 11, 2023). Response of the Board of Directors to the position statement may be submitted not later than five days before the convening of the special meeting (i.e., February 16, 2023).

Quorum

At the close of business on January 12, 2023, we had outstanding 815,746,293 ordinary shares. Each ordinary share (including ordinary shares represented by ADSs) outstanding as of the close of business on the Record Date is entitled to one vote upon each of the matters to be voted on at the special meeting.

Under our articles of association, the special meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned for the next day, February 22, 2023, at 3:00 p.m. Israel time at our offices. At the reconvened meeting, if there is no quorum within half an hour from the time scheduled for the meeting, any number of our shareholders present in person or by proxy shall constitute a lawful quorum.

Vote Required for Each Proposal

The approval of Proposal 1 is subject to the affirmative vote of the holders of a majority of the voting power represented and voting on such proposal in person or by proxy. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the proposal, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than 2% of the outstanding ordinary shares.

Under the Israeli Companies Law, in general, you will be deemed to be a controlling shareholder if you have the power to direct our activities, otherwise than by reason of being a director or other office holder of ours, if you hold 25% or more of the voting rights in our Company or have the right to appoint the majority of the directors of the Company or its chief executive officer, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Can-Fite, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

In the proxy card and voting instruction card attached to the proxy statement you will be asked to indicate whether you have a personal interest with respect to the proposal. If any shareholder casting a vote in connection hereto does not notify us whether or not they have a personal interest with respect to the proposal, their vote with respect to the proposal will be disqualified.

The approval of Proposal 2 is subject to the affirmative vote of the holders of a majority of the voting power represented and voting on such proposal in person or by proxy.

If you provide specific instructions (mark boxes) with regard to certain proposals, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board of Directors. The proxy holders will vote in their discretion on any other matters that properly come before the meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares (or ADSs representing shares) beneficially in a street name, your shares will also not be voted at the meeting if you do not return your proxy card or voting instruction card to instruct your broker or BNY Mellon how to vote. For all proposals, a broker (and BNY Mellon) may only vote in accordance with instructions from a beneficial owner of shares or ADSs.

Availability of Proxy Materials

Copies of the proxy card and voting instruction card, the Notice of the Special General Meeting and this Proxy Statement are available at the “Investor Information” portion of our website, www.canfite.com. The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing reports with the Securities and Exchange Commission, or Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

PROPOSAL 1:
ADOPTION OF RENEWED COMPENSATION POLICY

Background

The Companies Law requires all public Israeli companies, including companies whose shares are only listed outside of Israel, to adopt a written compensation policy, which sets forth their policy regarding the terms of office and employment of office holders, including compensation, equity awards, severance and other benefits, as well as indemnification undertakings and exemption from liability.

The compensation policy must be approved by the board of directors, after considering the recommendations of the compensation committee of the Company. The compensation policy must also be approved by the shareholders of the Company as prescribed in the Companies Law.

The compensation policy—or an amended version thereof—must be approved once again by the compensation committee, board of directors and shareholders every three years following the last adoption thereof.

Our existing compensation policy was approved by our shareholders on February 20, 2020. In accordance with the requirements of the Companies Law, our compensation committee reviewed and adopted a renewed written compensation policy for our executives, which sets forth our policy regarding the terms of office and employment of office holders as prescribed under the Companies Law. A copy of the proposed renewed Can-Fite Compensation Policy is attached as Annex A to the proxy statement. Our board of directors subsequently approved the renewed policy and recommended that it be adopted by the shareholders.

Proposed Resolution

It is proposed that at the special meeting the following resolution be adopted:

“RESOLVED, that the Can-Fite Compensation Policy in the renewed form attached as Annex A to the Proxy Statement, dated January 13, 2023, with respect to the special meeting, be, and hereby is, approved in all respects.”

Board Recommendation

Our Board of Directors recommends a vote FOR the foregoing proposal.

PROPOSAL 2:
CANCELING OF THE PAR VALUE OF THE COMPANY’S ORDINARY SHARES

Background

In modern companies laws the concept of par value of shares is increasingly becoming obsolete. The rationale for the par value concept was originally to set the maximum liability of a shareholder and to protect creditors of a company. For all intents and purposes, the par value of a share represented the minimum legal price for which a company may issue its shares. Nonetheless, where the par value does not indicate the real economic value of the share, a par value regime may be misleading and lead to superfluous accounting complexity. International trends calling for the adoption of a no-par value regime believe that such regime may provide companies with enhanced flexibility in designing the structure of the share capital. The Company therefore desires to cancel its par value.

The proposed cancellation of the par value of the Company’s ordinary shares does not implicate in any way a change in the number of shares included in the authorized share capital of the Company and/or in the number of issued and outstanding shares of the Company and/or or in the proportion of the holdings of the shareholders in the Company's issued capital. Moreover, the cancellation of the par value of the Company’s ordinary shares will not alter in any way the rights bestowed by an ordinary share to its holder in relation to right to vote, receive dividends and to participate in distributions as set forth in the Company’ articles of association.

Proposed Resolution

It is proposed that at the special meeting the following resolution be adopted:

“RESOLVED, that the par value of the Company’s ordinary shares will be canceled, such that the Company’s authorized share capital will be equal to NIS 1,250,000,000 divided into 5,000,000,000 ordinary shares with no par value, and the Company’s articles of association will be amended accordingly.”

Board Recommendation

Our Board of Directors recommends a vote FOR the forgoing proposal.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER AND ADS HOLDERS VOTE HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JANUARY 13, 2023. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JANUARY 13, 2023, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS AND ADS HOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

/s/ Ilan Cohen
Chairman of the Board
Dated: January 13, 2023

Annex A

Can-fite Biopharma Ltd.

(hereinafter: “the Company”)

COMPENSATION POLICY

TO OFFICERS

Date of approval of General Meeting: February 21, 2023

Date of last update: February 21, 2023

Contents

Item	Subject	Page
1	Definitions	1
2	Object of the compensation policy and its implementation	1
3	Guiding principles for examining and determining the tenure and employment of Officers	2
4	Structure of the compensation package	5
5	Fixed compensation	5
6	Benefits and related conditions in fixed compensation	7
7	Performance dependent compensation (bonus)	8
8	Capital compensation	11
9	Signing Bonus	12
10	Conditions for terminating employment	13
11	Exemption, indemnity and insurance	14

1.	Definitions

“The Stock Exchange”	The Tel Aviv Stock Exchange Ltd.;
“The Companies Law”	The Companies Law, 5759 – 1999;
“Officer”

Chief Executive Officer, Chief Operating Officer, Deputy Chief Executive Officer, Assistant Chief Executive Officer, everyone fulfilling such a position in the Company even with a different title, and a Director or Manager answering directly to the Chief Executive Officer;

“Amendment 20”	The Companies Law (Amendment No. 20), 5773-2012;
“Tenure and Employment”

Tenure and employment of an Officer, including giving exemption, insurance, indemnity undertaking or indemnity according to an indemnity permit, retirement grant, and every benefit, other payment or undertaking for such a payment, given due to such service or employment;

“Compensation Regulations”	The Companies Regulations (Rules Regarding Compensation and Expenses to an External Director), 5760-2000;

2.	Object of the Compensation Policy and its implementation

2.1	Pursuant to the provisions of Amendment 20, the Company is required to determine a compensation policy for its present and future serving Officers (hereinafter: “the Policy” or “the Compensation Policy”). In the Committee meeting January 8, 2023 the Committee approved the compensation and on January 11, 2023 the Company’s Board of Directors approved the detailed Policy set forth in this document below.

2.2	This document is intended to define and detail the Company’s Policy relating to the compensation of present and future serving Officers. Determining the Policy, its publication and presentation for approval of the General Meeting, in accordance with the provisions of the Companies Law, is intended to increase the level of transparency regarding everything connected with the compensation of the Company’s Officers and improve the ability of the Company’s shareholders to express their opinions and influence the Compensation Policy of Officers serving in the Company.

2.3	In addition, the Policy has been adapted to the Company’s targets and its long-term work plan and is intended to assist with the following goals:

2.3.1	The Company’s ability to retain and recruit senior executives and able people to lead the Company to significant achievements and to cope with the challenges facing it;

2.3.2	The creation of a work environment with incentives which will encourage, among its Officers, motivation to realize the Company’s targets in both the short and long terms, all in accordance with the Company’s business plan, and all this while taking reasonable risks according to the risks policy decided, from time to time, by the Company’s Board of Directors;

2.3.3	Creating a suitable balance between the various compensation components when determining the tenure and employment of Officers in the Company.

2.3.4	Maintaining and strengthening the trust of shareholders and potential investors in the Company.

2.4	Implementation of the Policy is as from the date of its approval by the General Meeting of the Company’s shareholders, with the required majority in accordance with the Provisions of Section 267a(b) of the Companies Law, until the end of (3) three years from the said date of approval by the General Meeting. The aforesaid does not derogate from the obligation of the Compensation Committee and Board of Directors to examine the need to update the Compensation Policy from time to time, in accordance with the Company’s needs.

2.5	The Compensation Policy will apply to Officers presently serving in the Company and Officers who will serve the Company in the future.

3.	Guiding principles for examining and determining the terms of tenure and employment of Officers

3.1	When examining the terms tenure and employment of Officers in the Company, the Compensation Committee and Board of Directors will examine their education, abilities, expertise, professional experience and achievements of the Officer or the candidate to be an Officer in the Company, whichever relevant. In addition, the Compensation Committee and Board of Directors will examine the knowledge and understanding of the Officer (or the candidate to serve as an Officer in the Company) with the Company and his knowledge and understanding of the market and environment in which it operates.

3.2	Without derogating from the aforesaid, the following parameters will be examined:

3.2.1	The position he serves in the Company or the position that he will serve in the Company, the fields of responsibility and extent of his position;

3.2.2	The expected contribution of the Officer to promote the Company’s targets and business in the long-term;

3.2.3	Previous payroll agreements signed with the Officer;

3.2.4	The mix of compensation taking into account considerations of managing risks in the Company and the Company’s long-term targets;

3.2.5	The Company’s financial position and results of its operations;

3.2.6	The relationship between the Officer’s compensation and the average salary and median salaries of the other employees in the Company (including contractor employees employed by the Company, should there be any, as defined in Section 3 of Part A of the First Addendum A of the Companies Law). The Compensation Committee and Board of Directors believe that in order to maintain good working relationships within the Company it is important to maintain reasonable and fair salary differences between the Company’s management level (from the level of Vice President and above) and the other employees in it. However, it is important to compensate and encourage the Company’s management in order to increase the Company’s profits, its success and achieve its business targets. As required by law, the Compensation Committee and Board of Directors examined that the ratio between the service and employment conditions of each one of the officers and the mean and median cost of employing the rest of the Company’s employees. At the time of formulating this policy and its approval, the ratio between the employment cost of Officers and the average and median compensation cost in the Company is: at the VP level 1.46 times the average salary in the Company, which presently stands at NIS 36,204 thousand, and 1.98 times the Company’s median salary cost, which presently stands at NIS 26,650 thousand; and at the Company’s CEO level 2.67 times the average salary in the Company, and 3.63 times the cost of the Company’s median salary.

3.3	The comparison to the average market salary – if necessary, at the discretion of the Compensation Committee, a comparison will be made to the average salary in the relevant market for similar roles in similar companies when determining the officers’ compensation, as applicable. For the purpose of the comparison, if made, companies will be selected based on whether it is possible to collect reliable and complete information regarding the officers’ salary, and which meet the maximum possible number of the following criteria:

3.3.1	Companies which are engaged in the Company’s fields of operations or in fields as similar as possible;

3.3.2	Companies traded on the Stock Exchange which have a similar market value to that of the Company;

3.3.3	Companies traded in the same index on the Stock Exchange in which the Company is traded on the date of making the comparison;

3.3.4	Companies with similar financial data to the Company’s financial data, such as annual profit/loss, annual gross profits, shareholders’ equity, the level of research and development expenses;

3.3.5	Companies which employ a similar number of employees to those of the Company.

Regarding this clause: “Similar” a deviation of the range of 50%-200%, in all the comparative criteria for the relevant data of the Company will also be taken into account.

3.4	Pursuant to legal easements, an immaterial change in the terms of an officer’s tenure in the Company who is not serving as a director or CEO will be approved by the Company CEO and will not require the Compensation Committee’s approval; An immaterial change in the terms of the Company CEO’s tenure will be approved by the Compensation Committee’s and the Board’s approval. For the purposes of this paragraph, “material” means over 5% of the fixed components of the compensation per annum in terms of the employer’s cost.

3.5	If, pursuant to the provisions of the law, in relation to officers who are not controlling shareholders or their relatives, it is permitted to apply easements regarding the terms of their tenure and employment, this Compensation Policy will be deemed as including the said easements, as of the date they come into effect, subject to the approval of the Company’s Compensation Committee.

3.6	An officer in the Company can be employed as an employee or alternatively provide the Company with services via a company they own, provided that the total expenses of the Company for the said employment or service provision do not exceed the sum approved by the Company’s Compensation Committee and Board of Directors. For the purposes of this paragraph, “service provider” shall be defined as a provider of services in a personal capacity or via a company (or other corporation) in which the officer holds more than 25% of the controlling interest or is a part of the controlling core in that company (or other corporation).

4.	Structure of the compensation package

4.1	The terms of tenure and employment of an Officer include the following:

4.1.1	Fixed compensation;

4.1.2	Benefits and conditions related to the fixed compensation;

4.1.3	Performance dependent compensation (bonus);

4.1.4	Capital compensation (compensation through options or other securities of the Company);

4.15	Terms of retirement;

4.16	Exemption, insurance and indemnity.

4.2	The compensation package will be determined and adjusted to the Officer according to the function that he fulfills / will fulfill and will include the following components:

Position/Group	Fixed compensation	Benefits and related terms	Bonus	Capital compensation	Retirement conditions	Exemption, insurance and indemnity
Active Chairman of the Board of Directors	+	+	+	+	+	+
Member of the Board of Directors	+	-	-	+	-	+
CEO	+	+	+	+	+	+
VP or anyone reporting directly to the CEO	+	+	+	+	+	+

4.3	To ensure congruence between all the compensation components, the maximum ratio range between the total compensation package components for a given year for Company officers is presented in the following table:

Grade	Basic Salary	Social Benefits and Related Terms[1]	Variable Compensation Performance Related[1]	Variable Compensation Equity[1]
Active Chairman of the Board of Directors [1,2]	100%	50%	100%	75%
Member of the Board of Directors	100%	0%	25%	150%
CEO [2]	100%	50%	100%	75%
VP [2]	100%	50%	67%	75%

5.	Fixed compensation

5.1	Fixed compensation summary table for officers

Grade	Maximum Gross Fixed Compensation
Active Chairman of the Board of Directors [1,2]	Up to 90% of the CEO’s maximum fixed compensation
Member of the Board of Directors	Up to the maximum fixed amounts as stipulated in the Compensation Regulations
CEO [2]	Up to a maximum of 150,000 NIS per month
VP [2]	Up to a maximum of 100,000 NIS per month

1	Active Chairman shall mean Chairman of the Board of directors whose FTE consists at least 40% of a full-time position (100%).

2	The amounts stipulated are for a full-time position (100%). The maximum fixed compensation as stated in the table shall be subject to officer actual FTE in the Company.

1	The rates are in relation to the basic salary.

5.2	Active Chairman of the Board of Directors

The Active Chairman of the Board of Directors will be entitled to fixed compensation as specified in paragraph 5.1 above. If necessary, at the Compensation Committee’s discretion, a comparison will be made to the average salary in the relevant market for a similar role in similar companies when determining the compensation for the Chairman of the Board of Directors, as applicable. It should be clarified, however, that the Chairman of the Board of Directors will be entitled to different fixed compensation from other Board of Director members serving in the Company only when he is serving as ‘Active Chairman of the Board of Directors’, i.e. where his areas of responsibility and role are also in ongoing work in the Company, such as meetings with investors, active involvement in the daily life of the Company etc. and all in accordance with an employment / services agreement that the Company signed/will sign therewith.

5.3	Members of the Board of Directors

5.3.1	Members of the Board of Directors will be entitled to fixed compensation in accordance with that set forth in the Compensation Regulations and in accordance with the level of shareholders’ equity of the Company, as defined in the Compensation Regulations (as will be in force from time to time). To avoid doubt, the Company will be entitled to pay higher compensation to an expert director (as defined in the Compensation Regulations). For the avoidance of doubt, it is hereby clarified that the above mentioned does not detract from the amounts that the Company may pay pursuant to Rule 5(f) of the Companies Regulations (Reliefs for companies whose securities are listed for trading on a stock exchange outside of Israel), 5760-2000.

5.3.2	It should be mentioned that should a Director in the Company also be an employee in it, or provide services to it, in any position whatsoever, whatever his title, he will not be entitled to compensation for participating in meetings of the Company’s Board of Directors. For the purposes of this paragraph, a director for whom there is doubt regarding whether he is a service provider for the Company or not, he will declare before the Compensation Committee members, as per their request, that he is not a service provider in a personal capacity and also does not provide services via a company that he controls or holds more than 25% of the issued capital. For the purposes of this paragraph “service provider” shall be defined as a provider of services in a personal capacity or via a company (or other corporation) in which the director holds more than 25% of the controlling interest or is a part of the controlling core in that company (or other corporation).

5.3.3	The Directors who are related or connected to a controlling shareholder in the Company will not be entitled to any compensation whatsoever for serving as directors in the Company.

5.4	The CEO, VP or anyone reporting directly to the CEO

5.4.1	For the purpose of this clause “CEO”, “VP” or “a manager reporting directly to the CEO”, jointly will hereinafter be called: “Manager” or “Managers”, whichever relevant.

5.4.2	The amount of fixed compensation of Managers will be determined, inter alia, in accordance with the provisions of clauses 3.1 and 3.2 above, and it shall not exceed the sum specified in the table in paragraph 5.1 above.

5.4.3	In addition, if required, at the Compensation Committee’s discretion, a comparison will be made to the average salary, as specified in paragraph 3.3 above.

6.	Benefits and related terms to fixed compensation

All the benefits and related terms detailed below are the maximum benefits and terms.

Benefit / related terms	CEO/ Active Chairman	VP or a manager reporting directly to the CEO
Vehicle	Yes, in the value of a vehicle of up to 250,000 NIS according to the income tax tables	Yes, in the value of a vehicle of up to 200,000 NIS according to the income tax tables
Grossing up the value of the vehicle	Yes	Yes
Mobile telephone	Yes	Yes
Grossing up the value of mobile telephone	Yes	Yes
Vacation days	24	24
Accumulating vacation days	Yes, for 2 years	Yes, for 2 years
Vacation allowance days	As per the law
Further study fund (employer 7.5% provision); employee 2.5%)	Yes
Pensionary insurance in accordance with the law	Yes
Reimbursement of expenses in the role	Yes, against receipts	Yes, against receipts
Other (newspapers, internet at home, etc.)	Internet + newspaper	Internet + newspaper
Period of non-competition	Up to 12 months	Up to 12 months

7.	Performance dependent compensation (bonus)

Granting bonuses to officers and the Active Chairman of the Board of Directors is intended to provide officers and the Active Chairman of the Board of Directors with incentives to achieve targets and objects which contribute in the long-term to achieve the Company’s business targets and strategic plans, as determined from time to time by the Company’s Board of Directors. The Company’s success creates an identity of interests with the officers serving in it, as its success is also their success.

The Company’s Board of Directors, after receiving recommendations from the Compensation Committee may determine, every year, a bonus plan for the Company’s officers and Active Chairman of the Board of Directors, which will be based on the annual budget approved by the Board of Directors and all as set forth below.

7.1	Every payment to be paid to an officer in accordance with the bonus plan will not be considered as part of the fixed compensation and will not be a basis for calculating entitlement or accumulation of any right/ rights.

7.2	The bonus plan will be approved specifically for every officer or Active Chairman of the board of directors, and the Company’s management may decide not include this or that officer or the Active Chairman of the Board of Directors in the bonus plan.

7.3	An officer/ Active Chairman of the Board of Directors will be entitled to a bonus provided that he worked in the Company (or for the Active Chairman of the Board of Directors that he has served in his role) for a minimum period of 12 months prior to the date of granting the bonus.

7.4	The maximum bonus for meeting all the targets set forth below will be calculated according to the salary of December of the year for which the bonus is given, when:

7.4.1	CEO – up to 9 monthly salaries, discretionary grant – 3 monthly salaries. Total of up to 12 monthly salaries;

7.4.2	Active Chairman of the Board of Directors – up to 9 monthly salaries, discretionary grant – 3 monthly salaries. Total of up to 12 monthly salaries;

7.4.3	Vice President – up to 6 monthly salaries, discretionary grant – 2 monthly salaries. Total of up to 8 monthly salaries.

7.5	The bonus plan for officers (excluding CEO and the Active Chairman of the Board of Directors) will based on targets which will be determined by the Compensation Committee and Board of Directors in advance each year, as detailed below:

7.5.1	All-inclusive Company target: The bonus is based on an index, i.e.: meeting the Company’s expenses target, raising capital, meeting the drug development plan, business development, achieving regulatory milestones, commencing new clinical applications. The all-inclusive Company financial target will include at least one and not more than three of the criteria detailed above.

The weight given to the all-inclusive Company target will be between 30% - 50% of the total bonus.

7.5.2	Personal measured targets: These targets will be determined for each officer personally by the CEO (for officers at the level of vice president) and will be based on measurable parameters in the field of the professional responsibility of every officer in the Company. The personal measurable targets will include up to three personal targets.

The weight given to the personal measured targets will be between 30% - 50% of the total bonus.

7.5.3	Discretion of the Manager: The evaluation of the performance of officers at the level of vice president will be done by the Company’s CEO. The evaluation of performance of every officer, will relate to his contribution to the Company during the year for which the bonus is paid, separately from the financial bonuses and the personal bonuses.

The weight given to the discretion of the manager will not exceed 25% of the total bonus.

Notwithstanding paragraph 7.5 above, the Compensation Committee and the Company Board of Directors may authorize the granting of a grant that shall not exceed the maximum grant as specified in paragraph 7.4.3 above to an officer who is subordinate to the CEO, according to criteria which are not measurable pursuant to the provisions of the First Appendix A of the Companies Law.

7.6	The grants plan for the CEO shall be target-based, to be determined by the Compensation Committee and Board of Directors every year, as outlined below:

7.6.1	All-inclusive company target as specified in paragraph 7.5.1 above. The weight given to the all-inclusive company target will be between 0% - 100% of the grant amount.

7.6.2	Manager discretion (according to unmeasurable criteria): CEO performance evaluation will be done by the Compensation Committee and the Board of Directors. The weight given to manager discretion shall not exceed 25% of the grant amount.

7.7	The grants plan for the Active Chairman of the Board of Directors shall be target-based, to be determined by the Compensation Committee and Board of Directors every year, as outlined below. The grant will be presented for the approval by a regular majority in a meeting.

7.7.1	All-inclusive company target as specified in paragraph 7.5.1 above. The weight given to the all-inclusive company target will be between 0% - 100% of the grant amount.

7.7.2	Manager discretion (according to unmeasurable criteria): Active Chairman performance evaluation will be done by the Compensation Committee and the Board of Directors. The weight given to manager discretion shall not exceed 25% of the grant amount.

7.8	The Company’s Compensation Committee and Board of Directors will determine the weight of each of the criteria in the total Company target and the personal measurable targets (as applicable), at their discretion, provided that a minimum level of meeting the targets will not be less than 70% of the total targets in order to receive some amount of the bonus.

7.9	The Company’s Compensation Committee and Board of Directors have the full authority to reduce payment of the bonus, or not to pay it at all, if they found that the financial position of the Company will be significantly harmed or it is not able to make such a payment.

7.10	One-time bonus

The Company’s Board of Directors, with the recommendation of the Compensation Committee will be entitled to grant a one-time bonus to an officer for a significant event or events in the Company which are not included in the targets as specified in paragraph 7.5 above. The amount of the one-time bonus will not exceed (3) times the amount of the fixed compensation (monthly). In the event of a change in control in the Company, members of the Board of Directors in the Company will be entitled to receive a one-time bonus up to the fixed annual compensation amount of the directors.

7.11	Should it become clear that after payment of the annual bonus or the one-time bonus, whichever relevant, that the calculation of the bonus is carried out based on data in which it became clear were incorrect as a result of an error in good faith and were restated in the Company’s financial statements during a period of three periodic consecutive financial statements after the date of payment of the grant, the officers will reimburse the Company the part of the bonus paid to them, which was based, as mentioned, on incorrect data, and this within six (6) months from the date of publication of the restated financial statements. The amount to be repaid by the officers will be linked to the consumer price index as from the date of publication of the restated statements until the date of actual repayment.

7.12	The Board of Directors may, after approval is received from the Compensation Committee, convert the annual bonus to which an officer is entitled into shares or options, provided that their financial value is the same as the value of the annual bonus.

7.13	The total annual bonus and the one-time bonus in this section 7 shall not exceed 12 salaries for the CEO and an active chairman, and 8 salaries for the VP.

8.	Capital compensation

As part of the terms of tenure and employment of officers in the Company, the Company combines in its compensation package a capital compensation component. A component of this type is an incentive for the officers, by their participation in the profits and economic success of the Company. In addition, this compensation contributes to increasing the officer’s identification with the Company, so that the officer will remain in it and see it as his future. The capital compensation creates a certain inspiration among the officers, who aspire to be part of the Company’s success and receive part of its profits. The capital compensation component also enables the Company to employ skilled people while spreading the salary burden so that it limits the cash flow burden on the Company. The capital compensation component, while reducing the burden of expenses, enables the Company to free investments and take risks, which are defined by the Company’s Board of Directors by entering into additional and new projects.

From recognizing the advantages of the capital compensation component as part of the total salary package to officers in the Company, the Company may combine in the compensation package of officers in it with a capital compensation component, all in accordance with the following:

8.1	The options allotted to officers will be allotted in accordance with the Company’s options plan approved by its Board of Directors on 28 November 2013, or according to an option plan which will be approved by the Company’s Board of Directors from time to time, in accordance with, as far as possible the provisions of Section 102 of the Income Tax Ordinance (New Version) 5721-1961, and will not be listed for trading on the Stock Exchange.

8.2	The value of the options, on their issue date, according to the Black & Scholes formula or according to the binomial model will not exceed 75% of the total fixed annual compensation of an officer (at the level of VP, CEO or an active chairman). Regarding directors, the value of the options, according to the Black & Scholes formula or according to the binomial model, will not exceed 2 average salaries of officers in the Company, who are not directors.

8.3	The exercise price of the options will be determined in accordance with the average price of the Company’s share during the period between three (3) to thirty (30) days of trading prior to the date of approval of granting the options by the Board of Directors, as decided by the Board of Directors.

8.4	The vesting periods of the options to be granted to the officers will not be less than four years, where the vesting will be a quarterly vesting so that at the end of every quarter, and in the event as stated of a four (4) year vesting period 1/16 of the options allotted to the officers will vest. It is hereby clarified that the vesting period will apply as long as the officer works for the Company. The options’ vesting period will be identical for all officers.

8.5	In the event that the employee/employer relations will end or the engagement between the officer and Company has ended, the date of expiry of the options that vested will not exceed a period between three months and six months from the date of the end of the employee/employer relations or the end of the engagement, whichever relevant. The Company’s Board of Directors, after receiving the recommendation of the Compensation Committee, will have the discretion whether to extend this period, provided that this extended period will not exceed one year.

8.6	In general, on the occurrence of one or more of the following events, the officer shall be entitled to acceleration of the vesting of all components of equity compensation granted to him and which have not yet vested:

8.6.1	Acquisition of control in the Company by a third party;

8.6.2	The merger of the Company, within the meaning of this term in the Companies Law.

8.6.3	Sale or providing an exclusive license on most of the Company’s intellectual property.

Notwithstanding, the Board of Directors may decide not to approve such acceleration of vesting.

9.	Signing Bonus

9.1	The Company may, in circumstances to be approved by the Compensation Committee and the Company Board of Directors as exceptional circumstances, offer a signing bonus to a new officer in the Company.

9.2	The total signing bonus shall not exceed a sum of 3 monthly salaries gross as to be determined for the relevant officer. The Company may determine that the officer will be required to repay all or part of the signing bonus allotted thereto to the Company if the officer does not complete the minimum term of service in the Company.

10.	Conditions for terminating employment

In the event of dismissal of an officer by the Company (not due to “grounds” as defined in the employment/services agreement signed / which will be signed with the officer) or in the event of resignation of the officer in the Company in circumstances which require severance pay in accordance with the Law, in addition to the severance pay that the Company is obligated to pay to the officer by Law, the Company may, with the approval of the Compensation Committee and the Board of Directors, also pay the officer the following payments:

10.1	Prior notice

10.1.1	The period of prior notice for every officer will be determined by the Compensation Committee and the Company’s Board of Directors, prior to signing the employment agreement with the officer.

10.1.2	During the prior notice period the officer will be required to continue to fulfill his function unless the Company’s Board of Directors decides to release him from that obligation. In such a case the officer will be entitled to continue to receive all the terms of tenure and employment without any change.

10.1.3	Payment for the prior notice period will not exceed the following:

CEO	Up to 6 salaries
Active Chairman	Up to 6 salaries
Vice President	Up to 3 salaries

10.1.4	The salary to be paid during the period of prior notice will be calculated according to the last salary (and according to the fixed compensation only, i.e., not including bonuses paid to the officer) but including related social benefits paid to the officer prior to the date of dismissal / resignation, in such a situation that entitles payment of severance pay.

10.2	Retirement grant

10.2.1	The Compensation Committee and the Company’s Board of Directors will be entitled to approve payment of a retirement grant to officers in the Company on the date of their retirement, provided that the retirement grant will not exceed the following:

Worked in the Company over 10 years	Worked in the Company between 5 - 10 years	Worked in the Company between 1 - 5 years	Worked in the Company up to 1 year	Position
Up to 12 salaries	Up to 6 salaries	Up to 4 salaries	Up to 1 salary	CEO
Up to 10 salaries	Up to 6 salaries	Up to 4 salaries	Up to 1 salary	Vice President
Up to 12 salaries	Up to 6 salaries	Up to 4 salaries	Up to 1 salary	Active Chairman

10.2.2	Notwithstanding the above mentioned in section 10.2.1 herein, in the event of a change of control (as this term is defined below), the retirement grant specified in the table above can increase up to 150%, but no less than three salaries, to an officer that worked at the Company for at least one year. For the purposes of this paragraph “a change of control” shall include all events of selling control in the Company to a third party, a merger of the Company with another, or selling most or all of the Company’s assets.

10.2.3	In the framework of the decision whether to grant a retirement grant, as mentioned above, the Compensation Committee and Board of Directors will examine, on the basis on the recommendation of the Chairman of the Board of Directors (in the case of a CEO) or the Company’s CEO (in the case of a Vice President) the extent of the officer’s contribution to the Company and to promote the targets that it set for itself, with the emphasis on specific activities and projects that he managed or was responsible for, the level of meeting the personal targets set for him, if any were set, and the level of meeting the targets defined in the Company’s budget.

10.2.4	The retirement grant will be paid on the date of termination of employee / employer relations, and will be paid on the basis of the last salary (and according to the fixed compensation only, i.e., not including bonuses paid to the officer) paid to the officer prior to the date of his dismissal / resignation in such a situation that entitles payment of severance pay.

10.2.5	The Board of Directors may, after receiving confirmation from the Compensation Committee, convert the grant as specified in paragraph 10.2 herein into Company shares, provided their financial value is equal to the value of the converted grants.

10.3	In the event of a change of control, the Board of Directors prior to the completion of the transaction, may decide to cancel section 14 of the Severance Compensation law - 1963 (as provided in the employment agreement of an officer) and determine a payment of severance pay in accordance with the last salary of that officer minus the amounts accrued at the Insurance.

11.	Exemption, indemnity and insurance

The applicability of the terms of insurance, indemnity and exemption from liability for all the Officers will be transversal and consistent for all officers (directors and other officers).

The officers in the Company will be entitled to receive from the Company a letter of exemption and indemnity, whose terms will be according to the provisions of the companies law and to be included in the officers insurance cover that the Company will purchase, and all in accordance with the wording, the conditions and extent approved, from time to time, by the Company’s organs in accordance with the Law.

In addition, the officers shall be entitled to be included under the Company’s insurance policy that the Company will purchase in the ordinary course of business, to cover directors and officers responsibilities in the Company and its subsidiaries, as may be from time to time, including directors and officers who are or may be considered Company’s controlling shareholders, and all in a way of “Framework Transaction” within its meaning of the Companies Regulations (Relief of Stakeholder Transactions), 2000, with a liability limit of up to 10 million US dollars per case and each insurance year, with an annual premium and self-participation in accordance with the market conditions at the time the policy was drawn up, provided that the cost is not material to the Company. The insurance policy will insure the officers both in connection with Israeli law and in connection with US law, in which the Company’s securities are traded on the New York Stock Exchange.